January 9, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Northeast Mortgage Corporation
                  Form RW - Application for Withdrawal

Dear SEC:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Northeast Mortgage Corporation, a Nevada corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-89404, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on May 30, 2002.

         The Registration Statement was initially filed in order to register certain of those already issued and outstanding shares of the Company to provide a liquid market for the current shareholders. The Company has subsequently elected not to pursue such a registration. Also, due to the lengthy amount of time that has elapsed from your previous comment letter, we feel that the entire registration statement would need to be redrafted in order to avoid any misleading statements and to provide an accurate presentation of the current state of the Company. Accordingly, the Registrant is withdrawing its Registration Statement.

         The Registration Statement has never been declared effective, and no new shares have been issued or sold pursuant to the Statement. Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (480) 945-0300.

                                    Sincerely,
                                    Northeast Mortgage Corporation

                                    /s/ Brian Rogerson
                                    Brian Rogerson
                                    President & Chairman